May 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Melissa Walsh, Staff Accountant

Re:	Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 8-K filed April 21, 2011
File No. 001-15749

Dear Ms. Walsh:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated May 4, 2011 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letters dated April 1, 2010, May 28, 2010, July 20, 2010, September 23, 2010, November 22, 2010, December 23, 2010 and January 26, 2011 (collectively, the “Original Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”), Form 10-Q for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010, Form 10-Q for the Quarterly Period Ended September 30, 2010 (each a “Form 10-Q”) and Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K” and together with the 2009 Form 10-K and the Forms 10-Q, the “Reviewed Documents”), each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, the Company has herein provided the Staff with the requested information and, where specifically noted herein, has addressed the Staff’s comments in its Form 10-Q for the Quarterly Period ended March 31, 2011 filed with the Commission on May 9, 2011 or will address the Staff’s comments in future filings with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2010

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

1.	Comment: We note that, in the fourth quarter of 2010, you implemented a policy of closing accounts that are inactive for 24 consecutive months. Explain why you implemented this policy and tell us what factors you considered in selecting a period of 24 months of inactivity. Explain whether this has any impact on management’s estimate of the life of an AIR MILES reward mile. Describe the impact on the related amount of revenue or deferred revenue upon closing an account. For example, tell us whether revenue is accelerated on inactive accounts that have unredeemed AIR MILES reward miles at the time the account is closed.

Response:   As discussed in previous correspondence with the Staff, the Company continually monitors certain AIR MILES® Reward Program metrics and trends and routinely makes modifications to the AIR MILES Reward Program in the ordinary course of business to manage any impact to the program and its ultimate redemption rate.  The Company’s terms and conditions for collectors in the AIR MILES Reward Program have always provided for canceling AIR MILES reward miles in accounts that have been inactive for 24 consecutive months. The collector agreement states that, “[i]f no reward miles are recorded in your Collector Account for 24 months or if you become bankrupt, commit fraud, misrepresent any information, violate these Terms and Conditions, abuse your Program privileges or act in any other way to the detriment of us, our Sponsors or Suppliers or the Program, we may, without affecting our other rights, disclose such information as may be requested by proper authorities, terminate your enrollment in the Program, close your Collector Account, cancel the reward miles recorded in your Collector Account and/or cancel any Certificate or Reward. If a reward mile or a Reward expires or is cancelled for any reason, it becomes void without compensation.”

Prior to the fourth quarter of 2010, the Company had chosen to defer this ability to cancel AIR MILES reward miles in inactive accounts. With the maturing of the AIR MILES Reward Program, management determined that the time was appropriate to enforce its ability to cancel AIR MILES reward miles in inactive accounts to ensure that the program continues to track to an ultimate redemption rate of 72 percent. The activation of this existing policy for inactive accounts did not impact the estimated life of an AIR MILES reward mile as of December 31, 2010, as the analysis already factored inactive AIR MILES reward miles. Additionally, activation of this policy for inactive accounts had no impact on the related amount of revenue or deferred revenue recognized as inactive AIR MILES reward miles were already considered in the breakage analysis. In summary, the cancellation of inactive AIR MILES reward miles merely removed AIR MILES reward miles from collector accounts that were already considered broken from an accounting perspective.

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

Outlook, page 28

2.
Comment:  Consistent with comment 1 from our letter dated April 1, 2010, tell us what consideration you gave to quantifying the expected effects on your liquidity, capital resources and/or results of operations of known material trends that you identify, to the extent possible. For example, you should quantify the losses expected associated with your international expansion, the effect of essentially flat AIR MILES reward miles issuances during 2010, and the negative impact in 2011 associated with weak issuances in the latter part of 2009 and 2010.

Response:  The Company does not believe either individually or cumulatively that these trends  related to AIR MILES reward miles issuances and losses anticipated from international expansion had a significant impact to the financial statements or the related segments, and therefore did not add additional disclosures to its 2010 Form 10-K.  More specifically, our international expansion effort principally consists of our $5.5 million net investment in the dotz coalition loyalty program in Brazil during 2010.  The Company has added the following disclosure to its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the Quarterly Period ended March 31, 2011:

“The Company expects to invest $15 million to $20 million international coalition programs for 2011, and expects net operating losses associated therewith to approximate $14 million in 2011.”

3.
Comment:  Tell us what consideration you gave to discussing the trends in lower-priced miles being issued and sponsor-mix, consistent with your response to comment 2 from our letter dated September 23, 2010.

Response: In the fourth quarter of 2010, the sponsor mix started to return to traditional historical levels such that the Company does not expect that any changes in trends of issuing lower-priced miles would have a significant impact to its consolidated financial statements and therefore did not add any additional disclosures to its Form 2010 10-K.  However, the Company has added the following disclosure to the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-Q for the Quarterly Period ended March 31, 2011:

“Additionally, with the positive growth in issuance from consumer credit cards and high frequency retailers, our sponsor mix is returning to traditional levels.”

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

Results of Continuing Operations, page 31

4.
Comment:  You indicate on pages 32 and 34 that transaction revenue decreased, in part, due to a decline in fees earned from your deferred programs. Please describe the nature of these deferred programs. Tell us what consideration you gave to providing an explanation of the reasons for the decline in such fees and quantifying the impact on the change in revenue.

Response: Deferred programs are those credit card programs where interest and fees are deferred for a period of time (i.e., no payments due on the account for 12 to 24 months).  In these programs, the Company typically earns a higher merchant fee from the retailer, as the Company is deferring receipt of any interest and fees from the cardholders.  In 2010, certain retailers discontinued offering these deferred programs, resulting in a decline in the Company’s transaction fee revenue.  The Company analyzed the decline in its merchant fees in totality and believes it has adequately disclosed the decline in transaction fees associated with its retailers in its results of continuing operations.

Notes to Consolidated Financial Statements

Note 6. Credit Card Receivables, page F-16

5.
Comment:  We note your disclosure that you consider “uncollectible interest and fees in assessing the adequacy of the allowance for loan loss; however, unpaid interest and fees are reversed against finance charges, net.” Please clarify whether your allowance for loan loss includes any interest or fee revenues that are not expected to be collected, or whether the amounts are just charged-off in accordance with your charge-off policy. To the extent that your allowance includes interest or fee revenues that are not expected to be collected, please clarify your disclosures in future filings to make this more clear and discuss in more detail how your allowance methodology captures the fee and interest component.

Response:  The allowance for loan loss does include interest and fee revenue not expected to be collected.  The Company has clarified its disclosure in its Form 10-Q for the Quarterly Period ended March 31, 2011 as follows:

“The Company maintains an allowance for loan loss at a level that is adequate to absorb probable losses inherent in credit card receivables. The allowance for loan loss covers forecasted uncollectable principal as well as unpaid interest and fees. In estimating the allowance covering principal loan losses, management utilizes a migration analysis of delinquent and current credit card receivables. Migration analysis is a technique used to estimate the likelihood that a credit card receivable will progress through the various stages of delinquency and to charge-off. In estimating the allowance covering uncollectable interest and fees, management utilizes historical charge-off trends. Management also considers factors that may impact loan loss experience, including seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

The allowance for loan loss is evaluated monthly for adequacy and is maintained through an adjustment to the provision for loan loss. Additions to the allowance are made through charges to the provision for loan loss. Principal charge-offs, net of recoveries, are deducted from the allowance, while unpaid interest and fees are reversed against finance charges, net upon charge-off.

Net charge-offs include the principal amount of losses from credit cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased credit cardholders, less recoveries and exclude charged-off interest, fees and fraud losses. Charged-off interest and fees are recorded in finance charges, net while fraud losses are recorded as an expense. Credit card receivables, including unpaid interest and fees, are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of customer bankruptcies or death. Credit card receivables, including unpaid interest and fees, associated with customer bankruptcies or death are charged-off at the end of each month subsequent to 60 days after the receipt of notification of the bankruptcy or death, but in any case, not later than the 180-day contractual time frame.”

6.
Comment:  We note your Credit Quality tabular presentation of the probability of an account becoming 90 or more days past due at any time within the next 12 months. Tell us how you determine the ranges of probabilities to present. In this regard, tell us your consideration of further separating the range of 12.6% or greater chance of becoming past due since it includes 27.1% of your principal receivables and the range is so wide.  For example, consider separating this range into two or three ranges to provide a more meaningful understanding of the likelihood of loss.

Response:  For purposes of providing information regarding obligor credit quality, the Company disclosed the composition of the portfolios based on the probability of an account becoming 90 or more days past due or charged-off within the next 12 months, determined in accordance with the Company’s proprietary model.  In the Company’s Form 10-Q for the Quarterly Period ended March 31, 2011, the Company provided the following ranges to facilitate a more meaningful understanding of the likelihood of loss:

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

Probability of an Account Becoming 90 or More Days Past Due or Becoming Charged off (within the next 12 months)	Total Principal Receivables Outstanding	Percentage of Principal Receivables Outstanding
	(In thousands, except percentages)
No Score	$88,576	1.9%
27.1% and higher	274,777	5.9
17.1% – 27.0%	453,154	9.8
12.6% - 17.0%	557,762	12.0
3.7% - 12.6%	1,916,149	41.3
1.9% - 3.7%	895,608	19.3
Lower than 1.9%	456,264	9.8
Total	$4,642,290	100.0%

Note 20. Segment Information, page F-48

7.
Comment:  In response to comment 9 from our letter dated April 1, 2010, you indicated that you would disclose the basis for attributing revenues to individual countries, in accordance with ASC 280-10-50-41a. Tell us where this disclosure is included in your filing.

Response: The Company inadvertently excluded the basis for attributing revenues to individual countries in its 2010 Form 10-K.  The Company added the following disclosure to its Form 10-Q for the Quarterly Period ended March 31, 2011:

“With respect to information concerning principal geographic area, revenues are attributed to respective countries based on the location of the subsidiary, which generally correlates with the location of the customer.”

Form 8-K filed April 21, 2011

Exhibit 99.1

8.
Comment:  We note that your Epsilon business was recently attacked by cyber-thieves. In your next quarterly report on Form 10-Q, ensure that you consider disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from any currently known trends, events and uncertainties related to this incident. Refer to Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has added the following disclosure to its Form 10-Q for the Quarterly Period ended March 31, 2011:

“On March 30, 2011, an incident was detected where a subset of Epsilon clients’ customer data was exposed by an unauthorized entry into Epsilon’s email system. The information obtained was limited to email addresses and/or customer names only. A rigorous assessment determined that no personal identifiable information associated with those names was at risk. Client marketing campaigns were restarted and Epsilon’s email volumes are not expected to be significantly impacted. At this time, the Company does not believe it will incur any significant costs arising from the incident, and does not believe that the incident will have a material impact to the Company’s liquidity, capital resources, or results of operations.”

United States Securities and Exchange Commission
Melissa Walsh
May 10, 2011

If you have any questions with respect to the foregoing, please call the Company’s Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Charles L. Horn

Charles L. Horn,
Executive Vice President and Chief Financial Officer

Copies:	Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

Cynthia L. Hageman
Vice President, Assistant General Counsel
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX  75024

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX  75201